July 9, 2008

Via EDGAR and U.S. Mail

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Secured Digital Storage Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
Filed May 13, 2008
File No. 000-09500

Dear Mr. Kronforst:

On behalf of Secured Digital Storage Corporation (“SDS” or the “Company”), set forth below are the Company’s responses to your letter of comment dated June 18, 2008. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

General

1.
Based on the number of shares issued and the change in control, it appears that Secured Digital Storage LLC should have been the accounting acquirer in the November 2007 transaction. Please tell us why you did not account for and report this transaction as a reverse acquisition. See Section I.F of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Mr. Mark Kronforst
July 9, 2008
Page Two

ANSWER:

On November 7, 2007, Secured Digital Storage Corp. (f/k/a Mountains West Exploration, Inc.) acquired Secured Digital Storage, LLC, issuing 7,500,000 million shares of common stock (the “Transaction”). The following facts represent our basis for not accounting for the Transaction as a reverse merger:

Immediately preceding the Transaction, there were 3,253,600 shares of common stock outstanding and 16,324,500 warrants outstanding. Of the 16,324,500 warrants, 10,000,000 warrants were immediately exercisable, with an exercise price of $.01. Therefore, at the time of issuing the 7,500,000 shares of common stock to the acquired company’s members, on a fully diluted basis, the majority of beneficially owned shares and control of the Company remained with the shareholders of the original public company.

Additionally, as a result of the Transaction, there was not a change in control of the Company’s board of directors. In connection with the Transaction, the Company amended its bylaws to increase the number of members of the board of directors from three (3) to eight (8) members. As of the Transaction, the Board consisted of three (3) members, designated by the shareholders holding shares before the Transaction. The Company did file a Schedule 14f-1, in compliance with Rule 14f-1 under the Securities Exchange Act of 1934, as amended, to disclose further changes to the composition of the Company’s board of directors. Of the seven (7) person board, three slots were appointed by the acquired company.

Lastly, the acquired company had only two employees at the time of the Transaction. Those two employees became the chief executive officer and the vice president of the Company. The other employees of the Company were hired by the Company prior to the Transaction.

Based on these circumstances, we accounted for this as a purchase and continue to believe that our treatment of this transaction is appropriate.

Form 10-QSB for the Fiscal Year Ended March 31, 2008

2.
We note that you have filed quarterly information on Form 10-QSB. Please note that filings made subsequent to the filing of your annual report for the year ended December 31, 2007 should be made on Form 10-Q. See SEC Release No. 33-8876.

ANSWER:

It was our interpretation that the Form 10-QSB could be utilized for the quarter. However, we will begin utilizing Form 10-Q for subsequent quarters.

Mr. Mark Kronforst
July 9, 2008
Page Three

In responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns. Please do not hesitate to contact us with any further questions.

Sincerely, William M. Lynes Chief Executive Officer
WML:dmk